

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 5, 2009

Mr. Michael J. Shea
Senior Vice President and Chief Financial Officer
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

> **Re: Hooper Holmes, Inc.**
> **Form 10-K**
> **Filed March 17, 2008**
> **File No. 001-09972**
> **Supplemental Response letter**
> **Dated January 16, 2009**

Dear Mr. Shea:

We have reviewed your supplemental response letter and have the following comment. Where indicated, we think you should revise your response in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment five from our letter dated December 18, 2008 and believe more discussion is warranted. Accordingly, we reissue that comment. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell, who supervised the review of your filing at (202) 551-3357, with any questions.

Sincerely,

John Reynolds
Assistant Director